XCF Global, Inc.

2500 CityWest Blvd

Suite 150-138

Houston, TX 77042

December 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana

Re:	XCF Global, Inc.

Registration Statement on Form S-1

File No. 333-291020

Request for Acceleration of Effective Date

Dear Mr. Grana:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, XCF Global, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 and declare such Registration Statement effective as of 4:30 p.m., Eastern Time, on December 2, 2025, or as soon thereafter as practicable.

Please direct any questions or comments concerning this request to our counsel, Thomas Hanley of Stradley Ronon Stevens & Young, LLP, at (215) 564-8577. In addition, once the Registration Statement has been declared effective, please orally confirm that event with Mr. Hanley.

Very truly yours,

XCF Global, Inc.

By:	/s/ Simon Oxley
Name:	Simon Oxley
Title:	Chief Financial Officer